EXHIBIT 21

STATE OR OTHER
SUBSIDIARY	JURISDICTION OF OPERATION
Lam Research Corporation	Delaware, United States
Lam Research International Sarl	Switzerland
Lam Research International B.V.	Netherlands
Lam Research GmbH	Germany
Lam Research Co., Ltd.	Japan
Lam Research (Shanghai) Co., Ltd.	China 2
Lam Research Service Co., Ltd.	China 1
Lam Research Ltd.	United Kingdom
Lam Research SAS	France
Lam Research Singapore Pte Ltd	Singapore
Lam Research Korea Limited	Korea
Lam Research S.r.l.	Italy
Lam Research (Israel) Ltd.	Israel
Lam Research Co., Ltd.	Taiwan
LAM Research B.V.	Netherlands
Monkowski-Rhine Incorporated	California, United States
Lam Research (Ireland) Limited	Ireland
Lam Research Co., Ltd.	Thailand
Lam Research Corporation Malaysia	Malaysia